[Letterhead of Odyssey Re Holdings Corp.]

June 9, 2006

<u>BY EDGAR AND FACSIMILE</u>

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549, Mail Stop 6010

Attn: Mr. Jim B. Rosenberg
       Senior Assistant Chief Accountant

Re: **Odyssey Re Holdings Corp.**
       Form 10-K for the fiscal year ended December 31, 2004 ("2004 10-K")
       File No. 1-16535

Dear Mr. Rosenberg:

       Odyssey Re Holdings Corp. ("OdysseyRe" or the "Company"), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated April 20, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission concerning the above-captioned filing, and hereby submits this response to the Comment Letter. OdysseyRe also makes reference to its prior response letters dated March 15, 2006 (the "March 15, 2006 Response Letter") and February 8, 2006 (the "February 8, 2006 Response Letter"), and to the Staff's original comment letter dated December 23, 2005 (the "Original Comment Letter") and its comment letter dated March 2, 2006 (the "March 2, 2006 Comment Letter"). For ease of reference, the text of the comments in the Comment Letter is included in this response letter in bold-faced type, followed by OdysseyRe's responses.

RESPONSES TO STAFF COMMENTS

Form 10-K for fiscal year ended December 31, 2004

Management's Discussion and Analysis

Revenues and Expenses, page 45-47

1. Please refer to prior comment one. We note that your proposed new disclosure includes a quantification of the aggregate impact of changes in "actual results" on pre-tax income in 2004. While unclear in your presentation, "actual results" appears to represent 1% of the net unpaid losses and LAE at December 31, 2004. Please expand your proposed disclosure to explain this terminology and quantify the variability in "actual results" that you expect to be reasonably likely to occur over time.

Response: The comment is noted and the intended disclosure has been modified, as set forth below, to clarify the terminology and variability in results. (Note: supplemental disclosure to our prior comment one has been underlined for ease of reference).

Disclosure:

Reserves for Unpaid Losses and Loss Adjustment Expenses

For calendar years 2003 through 2004, the Company experienced adverse loss development caused by claim frequency and severity greater than expectations that were established based on a review of the prior years' loss trends, particularly for accident years 1997 through 2000. General liability and excess workers' compensation classes of business during these years were adversely impacted by the highly competitive conditions in the industry at that time, which resulted in price competition and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques to generate reliable estimates of ultimate loss. Similarly, directors' and officers' professional liability lines were impacted by the increase in frequency and severity of claims resulting from an increase in shareholder lawsuits against corporations and their officers and directors, corporate bankruptcies and other financial and management improprieties in the late 1990s through the early 2000s.

Due to the uncertainty involving estimates of ultimate loss exposures, we do not attempt to produce a range around our point estimate of loss. The ultimate settlement value of loss exposures related to business written in prior period as determined by our reserves for losses and loss adjustment expenses as of December 31, 2004 and 2003 exceeded our estimates of reserves for losses and loss adjustment expenses as previously established at year end 2003 and 2002 by 7.7% and 6.3%, respectively, which adversely affected our results by $181.2 million and $116.9 million pre-tax, for the year ended December 31, 2004 and 2003, respectively. Any future impact to income of changes in losses and loss adjustment expenses estimates may vary considerably from historical experience. Every 1% point difference in the ultimate settlement value of loss exposures compared to our estimate of reserves for losses and loss adjustment expenses at December 31,

<u>2004</u> will impact pre-tax income by approximately $31.4 million. Our estimates of ultimate loss exposures are based upon the best information we have available at any given point in time, and our assumptions based upon that information.

If an unfavorable change were to occur for the following assumptions, <u>which are representative of recent years' experience</u>, the approximate decrease in pre-tax income would be as follows (dollars in millions):

<u>A) Impact on pre-tax income based on the impact of an increase in frequency and severity of claims based on December 31, 2004 unpaid losses and loss adjustment expenses:</u>

Percent unfavorable change:	Reduction in pre-tax income
2.50%	$84.0
5.00%	168.0
7.50%	235.2

<u>B) Impact on pre-tax income based on the change in December 31, 2004 unpaid losses and loss adjustment expenses:</u>

Percent unfavorable change:	Reduction in pre-tax income
2.50%	$40.7
5.00%	81.5
7.50%	122.2

2. **Please refer to prior comment one. You provide a new sensitivity measure, frequency and severity of outstanding claim reserves. However, the usefulness of this sensitivity measure is limited because you do not quantify the actual variation in claim frequency and severity that has occurred historically and do not discuss the likelihood that similar changes may occur in the future. Please expand your proposed disclosure to provide this information. Also, your proposed new disclosure appears to indicate that frequency and severity fluctuations move in tandem. Please expand your proposed disclosure to explain the underlying assumptions for claim frequency and claim severity as reflected in you proposed sensitivity measure and the correlation between these separate assumptions and your actual historical experience. Provide a more direct linkage between your discussion of historical loss emergence patterns, related provisions for uncertainty contained in your reserves at December 31, 2004 and the reasonably likely sensitivity of your reserve estimate to future variations from assumed claim frequency and severity.**

Response: The comment is noted and the intended disclosure has been supplemented, as set forth in the previous responses and as set forth below. We have clarified the terminology in our response to current disclosure 1 to reference the change in ultimate settlement value resulting from calendar year loss emergence varying from expectations. Loss emergence trends reflect the combined changes in frequency and severity of loss experienced by our cedants.

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We generally do not utilize methodologies that are dependent on claim counts reported, claim counts settled or claim counts open. Due to the nature of our business, this information is generally not provided by the ceding companies, thereby limiting our ability to uniformly measure the impact of higher claim frequency and severity. Consequently, actuarial methods utilizing this information generally can not be relied on by us in our loss reserve estimation process. As a result, for much of our business, the separate analysis of frequency and severity loss activity underlying overall loss emergence trends is not practical.

Disclosure: Historically, our actual results have varied considerably in certain instances from our estimates of losses and LAE because historical loss emergence trends have not been indicative of future emergence for certain segments of our business. For the years ended December 31, 2004 and 2003, we experienced loss emergence, resulting from a combination of higher claim frequency and severity as reported by our cedants, greater than expectations that were established based on a review of the prior years' loss emergence trends, particularly for business written in the period 1997 through 2000. General liability and excess workers' compensation classes of business during these years were adversely impacted by the highly competitive conditions in the industry at that time, which resulted in price competition and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques to generate reliable estimates of ultimate loss. Similarly, directors' and officers' professional liability lines were impacted by the increase in frequency and severity of claims resulting from an increase in shareholder lawsuits against corporations and their officers and directors, corporate bankruptcies and other financial and management improprieties in the late 1990s through the early 2000s. For the years ended December 31, 2004 and 2003, the net impact of changes in losses and LAE estimates for all segments reduced pre-tax income by $181.2 million and $116.9 million, respectively.

The Americas division reported net adverse loss development for prior years of $184.8 million, and $92.9 million for calendar years 2004 and 2003, respectively. These increases were principally related to increased loss estimates for United States casualty business written in the period 1997 through 2001. Partially offsetting this increase was a decline in loss estimates for United States casualty business written in 2004 and 2003. Based on the review of cedant reported losses received during 2004 and 2003, we revised our loss development and expected loss ratio assumptions we use in performing our actuarial analysis, which generated a substantial increase in ultimate losses on United States casualty business written in the period 1997 through 2001, partially offset by a decline in U.S. casualty ultimate losses in more recent years. The specific lines of business generating most of the increase include general liability, professional liability and excess workers' compensation. The difficulty in anticipating the ultimate losses attributable to business written during 1997 through 2001 for these lines of business is due to an increase in calendar year emergence over expectations that were established based on information available in prior years. This includes estimating the cost of known claims and, more importantly, estimating the cost of claims where no reports have yet been made. In addition, the ability to anticipate the ultimate value of losses is made difficult by the long period of time which elapses before an actual loss is known and determinable, particularly for professional liability lines, where claims are often litigated to achieve a settlement. Competitive market conditions during the 1997 to 2001 period have resulted in unexpectedly prolonged emergence patterns as a result of: (i) an increasing level

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of deductibles, (ii) expanded coverage, (iii) expanded policy terms and (iv) a proliferation of corporate improprieties and bankruptcies. Losses attributable to general liability and excess workers' compensation classes of business during the 1997 to 2001 period have also demonstrated a higher incidence of severity due to relatively broad coverage available under policy forms used during these periods. These factors have adversely impacted our ability to estimate losses and LAE in subsequent periods attributable to business written during this period.

The EuroAsia division reported net adverse loss development for the years ended December 31, 2004 and 2003 of $6.6 million and $11.0 million, respectively. The increase in prior period loss estimates during the years ended December 31, 2004 and 2003 are principally related to greater than expected loss emergence on bond and facultative exposures, respectively.

The London Market division reported net favorable loss development of $0.2 million for the year ended December 31, 2004, and net adverse loss development of $22.6 million for the year ended December 31, 2003. The increase in prior year loss estimates during calendar year 2003 is due to greater than expected loss emergence on U.S. casualty business written in the late 1990s through early 2000s. The London Market division discontinued the underwriting units that concentrated on writing U.S. casualty business by 2002.

The U.S. Insurance division reported net favorable loss development for prior years of $1.2 million for the year ended December 31, 2004, and net adverse development for the year ended December 31, 2003 of $1.4 million.

3. **Please refer to prior comment two. Your proposed new disclosure was unclear or did not address all of our concerns. Please provide the following information in disclosure-type format.**

    *   **Describe the methods and assumptions used to determine or validate your case reserves, including the factors typically considered in establishing an ACR reserve.**
    *   **Describe the methods and assumptions for your IBNR reserves. Clarify the relationship between your calculation of ultimate losses, paid claims, case reserves and the IBNR reserve.**
    *   **You project ultimate losses to establish claims emergence for future periods, based on historical paid and case reserve loss emergence patterns and insurance and reinsurance pricing trends. Provide a more detailed description and quantification of these trends and the related assumptions in your projection of ultimate losses.**
    *   **Describe the "qualitative reassessments" that you make when emerging trends are not reflected in past experience and quantify the related impact on your operating results for each period presented.**
    *   **Describe the expected impact of these trends on future operating results.**

    Response: The comment is noted and the intended disclosure has been supplemented, as set forth below.

Disclosure: We rely on initial and subsequent claims reports received from ceding companies to establish our estimate of losses and LAE. The types of information that we receive from ceding companies generally vary by the type of contract. Proportional, or quota share, contracts are typically reported on a quarterly basis, providing premium and loss activity as estimated by the ceding company. Reporting for excess of loss and facultative contracts includes detailed individual claim information, including a description of the loss, confirmation of liability by the cedant and the cedant's current estimate of the ultimate liability under the claim. Upon receipt of claims notices from cedants, we review the nature of the claim against the scope of coverage provided under the contract. Questions arise from time to time regarding the interpretation of the characteristics of a particular claim measured against the scope of contract terms and conditions. Reinsurance contracts under which we assume business generally contain specific dispute resolution provisions in the event that there is a coverage dispute with the ceding company. The resolution of any individual dispute may impact estimates of ultimate claim liabilities. Reported claims are in various stages of the settlement process. Each claim is settled individually based on its merits, and certain claims may take several years to ultimately settle, particularly where legal action is involved. Based on an assessment of the circumstances supporting the claim, we may choose to establish additional case reserves ("ACR's") over the amount reported by the ceding company.

Underwriting and claim information provided by our ceding companies is aggregated by the year in which each treaty is written into groups of business by geographic region and type of business to facilitate analysis, generally referred to as "reserve cells." These reserve cell groupings of business are reviewed annually and change over time as our business mix changes. We supplement this information with claims and underwriting audits of specific contracts, internally developed pricing, as well as loss trend data developed from industry sources. This information is used to develop point estimates of carried reserves for each business segment. These individual point estimates, when aggregated, represent the total carried losses and LAE reserves carried in our consolidated financial statements. Due to the uncertainty involving estimates of ultimate loss exposures, we do not attempt to produce a range around our point estimate of loss. The actuarial techniques for projecting losses and LAE reserves by reserve cell rely on historical paid and case reserve loss emergence patterns based on cedant supplied claim information and internally developed insurance and reinsurance pricing trends to establish the claims emergence of future periods with respect to all reported and unreported insured events that have occurred on or before the balance sheet date.

Our estimate of ultimate loss is determined based on a review of the results of several commonly accepted actuarial projection methodologies incorporating the quantitative and qualitative information described above. The specific methodologies we utilize in our loss reserve review process include, but may not be limited to (i) incurred and paid loss development methods, (ii) incurred and paid Bornhuetter Ferguson ("BF") methods and (iii) loss ratio methods. We generally do not utilize methodologies that are dependant on claim counts reported, claim counts settled or claim counts open. Due to the nature of our business, this information is not routinely provided by the ceding companies for every treaty. Consequently, actuarial methods utilizing this information generally can not be relied on by us in our loss reserve estimation process. As a result, for much of our business the separate analysis of frequency and severity loss activity underlying overall loss emergence trends is not practical. Generally, we rely on BF and loss ratio methods for estimating ultimate loss liabilities for more recent treaty years. These methodologies, at least in part, apply a loss ratio, determined from aggregated analyses of internally developed pricing trends across reserve cells, to premium earned on that business. Adjustments to premium estimates generate appropriate adjustments to ultimate loss estimates in the quarter in which they occur using the BF and loss ratio methods. To estimate losses for more mature treaty years, we generally rely on the incurred loss development methodology, which does not rely on premium estimates. This methodology relies on loss emergence analyses determined from cedant supplied claim information. In addition, we may use other methods to estimate liabilities for specific types of claims. For property catastrophe losses, we may utilize vendor catastrophe models to estimate ultimate loss soon after a loss occurs, where loss information is not yet reported to us from cedants. The provision for asbestos loss liabilities is established based on an annual review of internal and external trends in aggregated reported loss and claim payments. IBNR is determined by subtracting the total of paid loss, and case reserves including RCR's and ACR's from ultimate loss.

Qualitative reassessments by management may be required where emerging trends and issues in claims frequency and severity and litigation, and in the social, economic, legislative and regulatory environments cannot be fully addressed or contemplated by past experience trends. Examples of events that could require qualitative reassessments of loss estimates by management would include shifts in laws, such as asbestos litigation reform, or developments involving the Terrorism Risk Insurance Act of 2002 that could affect claims related to future terrorism-related losses. Our best reasoned judgment on the impact of these types of trends and events will necessarily be based upon our evaluation of the historical effects of events of similar scope or magnitude that have occurred in the past. There were no significant events requiring qualitative reassessments by management at year end 2004 and 2003.

4. Please refer to prior comment three. We note that you do not explain why recognition was not required in earlier periods or why you made prior year adjustments in successive periods to the same book of business. Please provide this information in disclosure type format. Link this disclosure to your discussion of the accuracy and completeness of information received from cedants.

Response: In order to most easily present the additional and amended disclosure, please refer to disclosure under question five.

5. Please refer to prior comment four. You appear to rely on ceding companies to provide virtually all critical data used in the reserve calculations, such as premium information for recent treaty years and loss payment information for later treaty years. Also, you state that your reserve methodologies are dependent on the nature and quality of data collected from ceding companies. Please expand your proposed disclosure to discuss in greater detail your process for determining the accuracy and completeness of information received from cedents. Clarify the extent to which your estimates of ultimate loss for more mature treaty years and development of trend data are based on internally generated data or data provided by cedants. For each period presented,

quantify and explain the basis for the internal estimates you used to adjust premiums and claims reported by cedants.

Response: The comment is noted and the intended disclosure has been supplemented, as set forth in the previous responses and as set forth below. (Note: supplemental disclosure to our prior comment four has been underlined for ease of reference). We also cross reference the response to question 10, which discusses premium estimates.

Disclosure: We rely on initial and subsequent claims reports received from ceding companies to establish our estimate of losses and LAE. The types of information that we receive from ceding companies generally vary by the type of contract. Proportional, or quota share, contracts are typically reported on a quarterly basis, providing premium and loss activity as estimated by the ceding company. Reporting for excess of loss and facultative contracts includes detailed individual claim information, including a description of the loss, confirmation of liability by the cedant and the cedant's current estimate of the ultimate liability under the claim. Upon receipt of claims notices from cedants, we review the nature of the claim against the scope of coverage provided under the contract. Questions arise from time to time regarding the interpretation of the characteristics of a particular claim measured against the scope of contract terms and conditions. Reinsurance contracts under which we assume business generally contain specific dispute resolution provisions in the event that there is a coverage dispute with the ceding company. The resolution of any individual dispute may impact estimates of ultimate claim liabilities. Reported claims are in various stages of the settlement process. Each claim is settled individually based on its merits, and certain claims may take several years to ultimately settle, particularly where legal action is involved. Based on an assessment of the circumstances supporting the claim, we may choose to establish additional case reserves over the amount reported by the ceding company. Aggregate case reserves established in addition to reserves recommended by the ceding company were $26.4 million and $30.2 million as of December 31, 2004 and 2003, respectively. Due to potential differences in ceding company reserving and reporting practices, we perform periodic audits of our ceding companies to ensure the underwriting and claims procedures of the cedant are consistent with representations made by the cedant during the underwriting process and meet the terms of the reinsurance contract. Our estimates of ultimate loss liabilities make appropriate adjustment for inconsistencies uncovered in this audit process. We also monitor our internal processes to ensure that information received from ceding companies is processed in a timely manner.

Underwriting and claim information provided by our ceding companies is aggregated by the year in which each treaty is written into groups of business by geographic region and type of business to facilitate analysis, generally referred to as "reserve cells." These reserve cell groupings of business are reviewed annually and change over time as our business mix changes. We supplement this information with claims and underwriting audits of specific contracts, internally developed pricing models, as well as loss trend data developed from industry sources. This information is used to develop point estimates of carried reserves for each business segment. These individual point estimates, when aggregated, represent the total carried losses and LAE reserves carried in our consolidated financial statements. Due to the uncertainty involving estimates of ultimate loss exposures, we do not attempt to produce a range around our point estimate of loss. The actuarial techniques for projecting losses and LAE reserves by reserve cell rely on historical paid and case reserve loss emergence patterns based on cedant supplied claim information and internally developed insurance and reinsurance pricing trends to establish the claims emergence of future periods with respect to all reported and unreported insured events that have occurred on or before the balance sheet date.

Our estimate of ultimate loss is determined based on a review of the results of several commonly accepted actuarial projection methodologies incorporating the quantitative and qualitative information described above. The specific methodologies we utilize in our loss reserve review process include, but may not be limited to (i) incurred and paid loss development methods, (ii) incurred and paid Bornhuetter Ferguson ("BF") methods and (iii) loss ratio methods. We generally do not utilize methodologies that are dependant on claim counts reported, claim counts settled or claim counts open. Due to the nature of our business, this information is not routinely provided by the ceding companies. Consequently, actuarial methods utilizing this information generally can not be relied on by us in our loss reserve estimation process. As a result, for much of our business the separate analysis of frequency and severity loss activity underlying overall loss emergence trends is not practical. Generally, we rely on BF and loss ratio methods for estimating ultimate loss liabilities for more recent treaty years. These methodologies, at least in part, apply a loss ratio, determined from aggregated analyses of internally developed pricing trends across reserve cells, to premium earned on that business. Adjustments to premium estimates generate appropriate adjustments to ultimate loss estimates in the quarter in which they occur using the BF and loss ratio methods. To estimate losses for more mature treaty years, we generally rely on the incurred loss development methodology, which does not rely on premium estimates. This methodology relies on loss emergence analyses determined from cedant supplied claim information. In addition, we may use other methods to estimate liabilities for specific types of claims. For property catastrophe losses, we may utilize vendor catastrophe models to estimate ultimate loss soon after a loss occurs, where loss information is not yet reported to us from cedants. The provision for asbestos loss liabilities is established based on an annual review of internal and external trends in aggregated reported loss and claim payments. IBNR is determined by subtracting the sum of paid losses, RCR and ACR from our estimate of ultimate loss.

Historically, our actual results have varied considerably in certain instances from our estimates of losses and LAE because historical loss emergence trends have not been indicative of future emergence for certain segments of our business. For the years ended December 31, 2004 and 2003, we experienced adverse loss development, resulting from a combination of higher claim frequency and severity as reported by our cedants, greater than expectations that were established based on a review of the prior years' loss emergence trends, particularly for business written in the period 1997 through 2000. General liability and excess workers' compensation classes of business during these years were adversely impacted by the highly competitive conditions in the industry at that time, which resulted in price competition and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques to generate reliable estimates of ultimate loss. Similarly, directors' and officers' professional liability lines were impacted by the increase in frequency and severity of claims resulting from an increase in shareholder lawsuits against corporations and their officers and directors, corporate bankruptcies and other financial and management improprieties in the late 1990s through the early 2000s. For the years ended December 31, 2004 and 2003, the net impact of changes in losses and LAE estimates for all segments reduced pre-tax income by $181.2 million and $116.9 million, respectively.

6. **Please refer to prior comment five. We note that your proposed new disclosure omits quantification of the financial objectives of your retrocessional program (e.g. accumulation risk) and changes in related terms (e.g. retention, level of capacity purchased and geographic scope) that have affected loss and loss adjustment expenses. Please provide this information in disclosure type format for each period presented. Discuss how you expect reinsurance pricing trends to affect the future structure of these arrangements, volume of capacity purchased and operating results.**

Response: We intend to add the following revised disclosure, updated for the most recent period. Our reinsurance strategy is dependent on future pricing trends, which could also cause us to change the maximum limits we make available to our customers. As it is difficult to comment on how this will change in the absence of knowing what the impact on pricing, terms and conditions will be, we have limited our additional disclosure to our general approach.

Disclosure: We purchase reinsurance to increase our aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit our exposure with respect to multiple claims arising from a single occurrence. As part of our risk management practices, we establish maximum limits under the contracts we write based on our risk appetite in a particular class or segment of business, which can change over time based on market conditions. We further impose maximum retentions on a per risk basis. The following table illustrates the current gross capacity, cession (reinsurance retrocession) and net retention generally applicable under our underwriting guidelines.

(dollars in millions)		2004 Year		
Segment and Class	Geographical Scope	Gross Capacity	Retrocession / Reinsurance	Maximum Net Retention
Treaty				
Property	World-wide	10.0	--	10.0
Casualty	World-wide (mainly USA)	7.5	--	7.5
Facultative				
Property	Latin America and Asia	10.0	9.0	1.5
Casualty	USA	5.0	1.2	3.8
Insurance				
U.S. Program	USA	10.0	9.4	3.8
Healthcare	USA	11.0	10.1	2.5
Newline	World-wide	19.0	11.9	7.0

We are subject to accumulation risk with respect to catastrophic events involving multiple treaties or facultative certificates. To protect against this risk, we purchase catastrophe excess of loss reinsurance protection, which varies from year to year. In addition, our retention varies from zone to zone and year to year. Our peak exposure in both year 2003 and 2004 was to a windstorm catastrophic event in the United States. The maximum recovery from a major United States catastrophic event with our natural perils catastrophe excess of loss retrocession program was $70 million in 2004 and $75 million in 2003.

Changes in prices, terms and conditions of our reinsurance contracts will influence our desire to purchase protection. Depending on the cost and availability, we may elect not to purchase new or renewal coverage for catastrophe risks across our reinsurance portfolio.

7. **Please refer to prior comment six. We note your statement that the "maximum coverage available will increase or decrease as premium adjustments applicable to a particular coverage period are recognized." These adjustments appear to result from changes in your estimate of premium reported by cedants. Please quantify the impact of such changes in estimate on operating results for each period presented. Also, you state that additional premiums are due if additional losses are ceded subject to a maximum amount. These additional ceded premiums appear to be in excess of ceded earned premium as described on page 16 of your response letter. Please expand your description of the contractual terms governing your obligation to pay such additional ceded premiums.**

Response: The financial impact of changes in premium estimates is included as part of the total financial effect of the contracts, which is summarized in our disclosure on page 82 of the Company's 2004 10K. As the impact of the change in premium estimates alone is not material in isolation, we respectively request that we rely on the financial table on page 82 of the Company's 10K, which shows the effect of all activity (premium changes and losses ceded during the period) under the contracts for the reported periods, which will be reproduced in the Company's MD&A for ease of reference to the reader. The comments are noted and we intend to add the following disclosure within the Company's MD&A, updated for the most recent period.

Disclosure: The amount of coverage is determined by applying a specified limit percentage to the subject premium covered under the contract, which will change over time to reflect updated premium estimates of the underlying contracts. Most of the agreements contain a maximum aggregate limit, which is the maximum amount of loss the Company can recover under the agreement, regardless of the amount of subject premium. The Whole Account Excess of Loss Agreements generally contain terms that require additional premium to be ceded if there is additional loss ceded. The additional premium is usually calculated by applying a specified percentage to the ceded loss amount. Typically, there is no additional premium ceded until ceded losses reach a specified threshold, after which additional premium would payable based on a percentage of each dollar of loss above the threshold. For example, under the terms of the 1999 Underwriting Year agreement there would be no additional premium ceded until the amount of ceded loss exceeded 11.2% of subject premium. Once ceded losses exceeded 11.2% of the subject premium, the Company would pay 60% of each dollar of loss as additional premium. The additional premium percentage can vary within an agreement if there are multiple thresholds and depending on the amount of losses ceded, as well as among agreements. Ceding commission are applied to the additional premium.

8. **Please refer to prior comment six. We note that the remaining aggregate limits for treaty years 1996 through 2000 are either insignificant or zero. Please discuss the absence of remaining aggregate limits for these treaty years and your ability to reinsure loss experience that is expected to emerge in future periods. Quantify the expected impact on your operating results.**

Response: The comment is noted and we intend to add the following disclosure within the Company's MD&A, updated for the most recent period.

Disclosure: As at December 31, 2004, the Company has either fully utilized or materially utilized the maximum limits available under the contracts covering business written from 1996 through 2000. As a result, these contracts are no longer available to cover any potential adverse development on business written from 1996 through 2000 that may emerge in the future.

Liquidity and Capital Resources, page 53

9. **Please refer to prior comment seven. Your proposed new disclosure for reinsurance recoverable related to unpaid balances, which accounts for 92.4% of this asset, is inadequate. Please provide more specific discussion of the primary factors affecting when these amounts become due and the timing and certainty of collections, distinguishing between the top 10 and all other reinsurers. Quantify amounts and describe related future time periods when you expect to collect reinsurance recoverable related to unpaid balances.**

Response: The primary factor which determines when reinsurance recoverables on unpaid losses are due is when we make a payment under the specific underlying contract covered by the reinsurance. The Company is not generally provided with and does not individually estimate dates as to when the underlying claims will be paid by ceding companies. The characteristics which influence the timing and certainty of collections are indistinguishable between the top 10 and all other reinsurers. We intend to add the following disclosure within the Company's MD&A, updated for the most recent period.

Disclosure: Total reinsurance recoverable on unpaid losses at December 31, 2004 was $1,092.1 million, of which $666.8 million, or 61%, is from the top 10 reinsurers. The timing of collections of these amounts is based on when we make a payment to the ceding company, which depends on the nature of the underlying liabilities, specific terms and conditions of each contract, and factors related to the nature of the claim, including when the ceding company pays the claim. For shorter term liabilities, namely property catastrophe losses, payments are typically made within a short time frame from the loss occurrence, allowing us to collect any applicable amounts from our reinsurers on a similarly timely basis. For other lines of business, such as many liability lines, the losses are typically paid long after the loss occurrence and can be dependent on litigation or other factors that make the ability to estimate the timing of payments highly uncertain. Due to these extended claim settlement periods, it is difficult to predict the timing of settlement periods for reinsurance recoverables on unpaid losses. As a reinsurer, the Company is dependent on the claim notices and requests for payment received from the ceding companies for presentation and billing to the Company's retrocessionaires. The Company maintains sufficient liquidity in the form of short term cash to meet its obligations and is not dependent on receiving funds from its retrocessionaires prior to making payments on claims the underlying settlement. When amounts are billed to our reinsurers, they are typically due within 30 days.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 69

10. **Please refer to prior comment eight. You disclose that assumed premiums are earned over the terms of the related insurance policies and reinsurance contracts and certificates and include premium estimates for amounts due but not rendered by the ceding company. We note that you appear to record reinsurance balances receivable based on estimated ultimate premium, actual accounts rendered by the ceding company and your own collection experience. These premium estimates are subsequently revised based on actual results. Please provide us the following information in disclosure-type format consistent with guidance for critical accounting estimates required to be included in MD&A:**

   - **Describe the assumptions used to estimate ultimate premium, acquisition costs, reinsurance balances receivable and the unearned premium reserve for each period presented.**
   - **Explain and quantify the sensitivity of such previously recorded estimates to changes in these assumptions.**
   - **Explain the underlying factors for adjustments to such previously recorded estimates and quantify the impact on operating results for each period presented.**

   Response: As a reinsurer, the primary information supporting premium estimates is greatly dependent upon the representations made to us by each ceding company during the underwriting process which reflect its competitive profile and its own assessment of its marketing objectives, which is influenced by factors such as price and terms. For a number of reasons, these representations, which are subjective in nature and vary in form and content from ceding company to ceding company, generally do not provide sufficient quantifiable data which details assumptions regarding premium estimates. We therefore utilize such representations in concert with our internal assessment of the ceding company's ability to write the underlying business, which is based upon factors such as our prior experience with the ceding company, our understanding of the market in question, and trends in our overall portfolio. In many cases, the changes we make in such estimates over time are based on interim experience reported by the ceding company throughout the performance of the contract, rather than changes in the underlying assumptions. When the interim experience that is reported differs from our previously recorded estimates, we, as the reinsurer, generally do not have a detailed assessment of the specific factors leading to such adjustments at the time they are made, and we therefore cannot quantify the sensitivity of previously recorded estimates to changes in the assumptions. Considering the above, we intend to provide the following revised disclosure within the Company's MD&A, updated for the most recent period.

Disclosure: Premium estimates, together with the corresponding acquisition costs, premiums receivable and unearned premium reserves, are established at the individual contract level at the end of each accounting period. In establishing premium estimates, we consider the estimated ultimate premium for each contract determined during the underwriting of the contract and accounts received from ceding companies, supplemented by our internal judgments and estimates of premiums. Our own judgments and estimates are based on discussions and correspondence with our ceding companies and brokers during the contract negotiation process and over the duration of the contract. The determination of premium estimates requires a review of our experience with the ceding companies, familiarity with each market, an understanding of the characteristics of each line of business and an assessment of the impact of current economic and competitive environment on the volume of business written and ceded by our cedants. Premium estimates are updated when new or updated information is received, including actual interim accounts reported by ceding companies. Changes in estimates and the differences between such estimates and actual amounts are recorded in the period in which they become known. The estimated premiums receivable balances are considered fully collectible. The estimates primarily represent the most current two underwriting years of account for which all corresponding reported accounts have been settled within contract terms. The estimates are considered "critical accounting estimates" because changes in these estimates can materially affect net income.

Differences between estimates and the actual accounts received may be material as a result of different reporting practices by ceding companies across geographic locations. Estimates may be subject to material fluctuations on an individual contract level compared to the actual experience under the contract ultimately reported by the ceding company, and any differences are recorded in the respective financial period in which they become known. Since the assumptions used to determine the estimates are reviewed quarterly and compared to the information received during the quarter, the variance in the aggregate estimates compared to the actual information when received is minimized. In addition, during the quarter's review of these contracts, any change in original estimate is reflected in the appropriate financial period in which they become known.

In any specific financial period, the original estimated premium for a specific contract may vary from actual premium reported through the life of the contract by up to 10% to 15% due to the reporting patterns of the ceding companies and, in some cases, movements in foreign exchange rates over the period. However, historically, the final reported premium compared to the original estimated premium has deviated by smaller amounts.

Our estimates are based on contract and policy terms. Estimates are based on information typically received in the form of a bordereau, broker notifications and/or discussions with ceding companies. These estimates, by necessity, are based on assumptions regarding numerous factors. These can include pricing trends, which can be influenced by local conditions in a particular region, or other economic factors and legal or legislative developments which can develop over time. The risk associated with estimating the performance under our contracts with our ceding companies is the impact of events or trends that could not have been reasonably anticipated at the time the estimates were performed. Our business is diversified across ceding companies and there is no individual non-affiliated ceding company that represents more than 1.5% of our gross premiums written in 2005. As a result, we believe the risks of material changes over time are mitigated.

We review information received from ceding companies for reasonableness based on past experience with the particular ceding company and our general experience across the subject class of business. Reinsurance contracts under which we assume business generally contain specific provisions which allow us to perform audits of the ceding company to ensure compliance with the terms and conditions of the contract, including accurate and timely reporting of information.

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OdysseyRe appreciates your consideration in reviewing this response letter. Please direct all questions or comments regarding this letter to either Robert Giammarco, Executive Vice President and Chief Financial Officer, at (212) 978-2803 (direct), (203) 965-7990 (fax) or rgiammarco@odysseyre.com (e-mail), or Donald L. Smith, Senior Vice President and General Counsel, at (203) 977-8024 (direct), (203) 965-7960 (fax) or dsmith@odysseyre.com.

<p align="center">Very truly yours,</p>